                          January 29, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                              Re: Prudential Sector Funds, Inc.
                                              Dryden Financial Services Fund
                                              Jennison Health Sciences Fund
                                              Jennison Utility Fund
                                              (File No. 811-03175 (the “Funds”)
                                           Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 21, 2010 regarding the Funds’ submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Funds’ Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

      As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Funds‘ responses are keyed accordingly, as follows:

Dryden Financial Services Fund:

Comment:  In the Summary Section of the Prospectus, in the section  entitled “Investments, Risks and Performance—Principal Investment Strategies,” please confirm that the disclosure which indicates that the Fund may purchase securities of insurance companies and asset management companies satisfies the requirements of 12(d)(2) and 12(d)(3), respectively.

Response:  The Fund is in compliance with the applicable statutory sections.

Comment:  :  In the Summary Section of the Prospectus, in the section  entitled “Investments, Risks and Performance—Principal Risks,” please consider whether the discussion of “recent market events” should more specifically focus on the impact of recent market events on the securities of financial services companies and other companies that the Fund invests in.

Response:  We have reviewed the existing disclosure, and believe that it appropriately provides investors with an overview of recent market turmoil and related events.  We will, however continue to monitor market conditions and, as appropriate and warranted, may revise this discussion in the future.

Comment:  In the Summary Section of the Prospectus, in the section entitled “Investments, Risks and Performance—Principal Risks,” the discussion pertaining to market risk appears twice.

Response:  The duplicative discussion of market risk has been removed.

Comment:  In the Summary Section of the Prospectus, in the section entitled “How the Fund Invests-Investment Objectives & Policies,” there is a discussion pertaining to the Fund’s investments in ADRs.  If the Fund may purchase unsponsored ADRs, please provide appropriate explanatory and risk disclosures.

Response:  The Fund does not purchase these instruments.

Comment:  In the Summary Section of the Prospectus, in the section entitled “How the Fund Invests—Investment Risks,” the discussion of foreign securities includes an explanation of the risks of investing in emerging markets.  If the Fund may invest in emerging markets, please amend the earlier discussion of the Fund’s foreign investments to similarly indicate that the Fund may invest in the securities of emerging markets.

Response:  The disclosure has been revised.

Jennison Utility Fund:

Comment:  Please add disclosure pertaining to the impact of the recession on the Fund’s investments in investments which are impacted by the recession, such as CDO’s, swaps, etc.

Response:  The prospectus includes an extensive discussion of “recent market events” and the relationship between recent market turmoil and the Fund’s performance.

Comment:  In the Summary Section of the Prospectus, please add a line for acquired fund fees and expenses to the fee table, if applicable.

Response:  Because the Fund’s investments in other investment companies are less than the amount required for disclosure in the fee table, the inclusion of a separate reporting line in the fee table is not required.

Comment:  In the Summary Section of the Prospectus, the footnote disclosing the existence of the contractual waiver arrangement should include a discussion of the circumstances under which the waiver may be terminated or non-renewed, and the factors used to determine whether to terminate, non-renew or modify the waiver arrangement.

Response:  Responsive disclosure has been added to the footnote.

Comment:  In the SAI, the disclosure pertaining to the Fund’s compliance with the Public Utility Holding Company Act is obsolete, as this statute was repealed in 2005.

Response:  We have revised the disclosure in response to this comment.

Jennison Health Sciences Fund:

Comment:  On the front cover of the Prospectus, Class X is identified as a share class, yet the EDGAR records show only a Class New X.

Response:  Class X is formally known as “Class New X.” To avoid confusion, we have shortened the name to Class X. We will establish “Class X” as a defined term in the Prospectus.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)